Mail Stop 3561
							April 11, 2006


Ms. Indra K. Nooyi
President and Chief Financial Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

		RE:	PepsiCo, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2005
			Filed February 27, 2006
			File No. 001-1183

Dear Ms. Nooyi:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for Fiscal Year Ended December 31, 2005

General

1. We note from public media sources that you may have operations in and sales into Cuba, Iran, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department`s Bureau of
Industry and Security and the U.S. Treasury Department`s Office of Foreign Assets Control. We note that the Form 10-K does not contain any information relating to operations in, or ties to, Cuba, Iran, Sudan or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran, Sudan and
Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Harvard University, Stanford University, Yale University, Dartmouth College, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba, Iran, Sudan and Syria. Please also address the impact of any regulatory compliance programs you have implemented in connection with business in Cuba, Iran, Sudan and Syria, and any internal risk assessment undertaken in connection with business in those countries.




Item 7. Management`s Discussion and Analysis, page 18

Our Financial Results, page 43

Net Revenue and Operating Profits, page 45

3. Your presentation of "Division operating profit" and "Division operating profit margin" represent non-GAAP measures. In future filings please provide alongside these measures the disclosures required by Item 10(e) of Regulation S-K. Please ensure your disclosures justify the usefulness of presenting these measures outside of the context of the SFAS 131 required reconciliation. Refer to Question and Answer 21 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at www.sec.gov).

Our Liquidity, Capital Resources and Financial Position, page 55

Credit Facilities and  Long-Term Contractual Commitments, page 57

4. Please revise your tabular disclosure of contractual commitments in future filings to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to an understanding of your cash requirements. Refer to SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 58

Consolidated Statements of Cash Flows, page 59

5. In future filings please omit the subtotal captioned "Net change in operating working capital."

Consolidated Balance Sheets, page 61

6. In future filings please omit the subtotal for cash and cash equivalents and short-term investments.



Notes to Consolidated Financial Statements, page 63

Note 2. Our Significant Accounting Policies, page 67

7. In light of your disclosure in Note 1 regarding various reclassifications between cost of sales and selling, general and administrative expenses, please revise your disclosures in future filings to clarify the types of expenses included in cost of sales and the types of expenses included in selling, general and administrative expenses. For example, clarify whether purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs are included in cost of sales or selling, general and administrative expenses.

Item 9A. Controls and Procedures, page 98

8. Please revise your future disclosures regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form
10-K accordingly.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

Ms. Indra K. Nooyi
PepsiCo, Inc.
April 11, 2006
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